UNITED STATES DISTRICT COURT
                          DISTRICT OF CONNECTICUT

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                                            :
ECHLIN INC.,                                          Civil Action No.:
                                            :
                     Plaintiff,
                                            :
         - against -
                                            :         COMPLAINT
                                                      ---------
SPX CORPORATION,                            :

                     Defendant.             :

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               Plaintiff Echlin Inc. ("Echlin"), by its undersigned attorneys, for its complaint in this action, alleges, upon knowledge as to itself and upon information and belief as to others:


                            NATURE OF THE CASE
                            ------------------

               1. This is an action for a declaratory judgment and injunctive relief pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78n(a), and the rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder.

               2. This action seeks preliminary and permanent injunctive relief to prevent SPX Corporation ("SPX") from continuing to pursue a flawed and corrupted solicitation of Echlin shareholders. SPX's stated purpose in soliciting demands from Echlin shareholders is to call a special meeting of shareholders to attempt to replace Echlin's entire incumbent board of directors with five SPX nominees, in furtherance of SPX's scheme to acquire control of Echlin.

               3. SPX's scheme is intended to circumvent Connecticut's "business combination" statute which, in the circumstances of an SPX offer for Echlin's shares, would require approval from Echlin's board of directors. SPX also hopes to assure the success of an SPX offer for Echlin shares by making announcements that cause many long-term Echlin shareholders to sell their shares to arbitrageurs whose only interest is short-term profit and who consequently may be more receptive to an SPX offer.

               4. This manipulative plan has had the intended effect of causing significant turnover among Echlin shareholders. In fact, February 17, 1998, the date SPX publicly announced its plan, was the busiest day of trading in Echlin shares in the history of the Company.

               5. Under Connecticut law, the holders of 35% of a corporation's shares may demand that a special meeting of shareholders be called, and (absent board action) the record date for determining the shareholders that are entitled to demand that a special meeting be called is the date the first shareholder signs a demand. On February 17, 1998, Cede & Co., a record holder of Echlin shares acting at the direction of SPX, the beneficial holder of such shares, signed and delivered a demand to Echlin's headquarters, thereby establishing February 17, 1998 as the record date for the solicitation of demands (hereinafter the "Record Date"). In subsequent communications with Echlin and in press releases and proxy materials delivered to Echlin shareholders, SPX has repeatedly acknowledged and confirmed the Record Date to be February 17, 1998.

               6. On March 24, 1998, SPX announced to the world in a press release and a Schedule 14A filing with the SEC that it had received and was delivering to the Company demands calling for a special meeting from holders of more than 35% of Echlin's outstanding shares. In fact, however, contrary to its announcements, SPX did not solicit and deliver anything approaching that number of demands from Echlin shareholders as of the Record Date. In furtherance of its plan and with full knowledge that its announcements caused a significant amount of market activity, SPX solicited and delivered demands as of a different date -- February 18, 1998. Moreover, a large number of the demands that SPX did deliver to Echlin following SPX's misleading solicitation were invalid because they were submitted on behalf of purported beneficial holders of Echlin shares without any supporting proxy from the record holder of such shares -- Cede & Co.

               7. SPX's irresponsible actions have totally and completely contaminated the proxy process. Contrary to its SEC filings and announcements, SPX has not delivered the requisite number of demands from shareholders on the Record Date. Moreover, SPX's actions have made it impossible to conduct the proxy solicitation process in a fair and equitable manner. While some Record Date shareholders may have received proxy materials sent out by SPX and/or Echlin, many others have not. The entire marketplace and the judgments of the proper body of shareholders as to whether they should execute or revoke a demand have been infected by SPX's false announcement that SPX has already obtained the requisite number of valid demands. Moreover, that announcement has furthered SPX's scheme of causing the transfer of shares from long-term Echlin shareholders to arbitrageurs whose only interest is short-term profit.

               8. The injunctive relief sought herein is therefore necessary (1) to prevent SPX from the continued execution of its deceptive and unlawful scheme and (2) to provide the correct body of Echlin shareholders with a full and fair opportunity to decide questions that are rightfully theirs to decide.

               9. This Court should enjoin the continuation of SPX's flawed proxy effort and any action of SPX based upon such proxy effort.

                          JURISDICTION AND VENUE
                          ----------------------

               10. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. Section Section 1331, sections 14 of the Exchange Act, 15 U.S.C. Section Section 78n and the rules and regulations promulgated thereunder, and section 27 of the Exchange Act, 15 U.S.C.
Section 78aa.

               11. Venue is properly laid in this District under section 27 of the Exchange Act, 15 U.S.C. Section 78aa, and under 28 U.S.C. Section 1391(b).

                                THE PARTIES
                                -----------

               12. Plaintiff Echlin is a corporation organized under the laws of the State of Connecticut, with its principal place of business in Branford, Connecticut. Echlin common stock is listed on the New York Stock Exchange and is registered with the SEC pursuant to Section 12(b) of the Exchange Act, 15 U.S.C. Section 78l(b). As of February 17, 1998, there were 63,248,939 shares of Echlin common stock outstanding.

               13. Defendant SPX is a corporation organized under the laws of the State of Delaware, with its principal place of business in Muskegon, Michigan. As of February 17, 1998, SPX reported that it held 1,150,150 shares of Echlin common stock, or approximately 1.82% of Echlin common stock outstanding.

                          SUBSTANTIVE ALLEGATIONS
                          -----------------------

A. Background

               14. Echlin is a Fortune 500 company that is a leading producer of quality automotive parts for both original equipment manufacturers and the aftermarket distribution channels. Although it has extensive operations worldwide, Echlin's headquarters are in Connecticut, the state of its incorporation, where it employs over 900 people in manufacturing and administrative positions.

               15. In comparison to Echlin, which had revenues of $3.568 billion for its fiscal year ended August 31, 1997, SPX is a much smaller company, with reported revenues of $922 million for its fiscal year ended December 31, 1997.

               16. In November 1997, representatives of SPX and representatives of Echlin had two meetings at which general discussions regarding a business combination occurred. Notwithstanding Echlin's response to SPX that further discussions regarding a business combination would not be fruitful, SPX proceeded in December 1997 to send letters to Echlin's chief executive officer and subsequently each member of Echlin's board of directors formally suggesting such a business combination. The Echlin board of directors, after giving careful consideration to SPX's letters, unanimously determined that it had no interest in pursuing further discussions with SPX, and Echlin reported this view to SPX.

B. SPX's Announcement and Intentions

               17. On February 17, 1998, SPX publicly announced its intention to make a hostile tender offer for shares of Echlin common stock. The same day, SPX delivered to the members of Echlin's board of directors a letter setting forth certain terms of the offer that SPX said it intended to make. In the hypothetical SPX offer, Echlin shareholders would receive $12 in cash and 0.4796 shares of SPX common stock for each of their Echlin shares.

               18. Unlike many hostile takeovers, however, SPX's "offer" was not a formal offer subject to the securities laws and regulations. No formal offer was made to Echlin shareholders nor has SPX to this date made such an offer. Instead, SPX announced its intention to make an offer someday in the future, subject to certain other significant conditions.

               19. Like many other states, Connecticut has for 10 years had a "business combination" statute that, in most circumstances, places a corporation's decision whether to enter into a merger or other business combination squarely in the hands of the corporation's board of directors. See Conn. Gen. Stat. Ann. Section Section 33-840, et seq. This requirement has the effect of preventing destructive acquisitions that sacrifice long-term shareholder value for short-term gain, and that often result in layoffs, plant closings and disruption to the community of which the corporation is a significant member. The Connecticut business combination statute would bar SPX's proposed acquisition of Echlin absent the approval of Echlin's board of directors.

               20. In addition to these provisions, Connecticut's "constituency statute" requires directors to take a number of factors into consideration when considering a proposed business combination, including the long-term as well as short-term interests of the corporation and its shareholders, the interests of the corporation's employees, customers, creditors and suppliers, and community and societal considerations. Conn. Gen. Stat. Ann. Section 33-756(d).

               21. Because SPX recognized that the application of these statutory provisions made approval of SPX's intended hostile offer unlikely, SPX has chosen instead to try to call a special meeting of Echlin's shareholders and then wage a proxy contest in connection with the special meeting to replace Echlin's current, independent board of directors with SPX's five hand-picked nominees. Three of those nominees are officers of SPX. SPX's stated intention is for the SPX nominees, who would be acting at the direction and under the control of SPX, to approve the consummation of the proposed business combination.

               22. SPX's stated intention to force through a transaction between Echlin and SPX once it has obtained control of the Echlin board of directors creates an immediate and irremediable conflict of interest between the duties of SPX nominees to SPX, particularly the three nominees who are also officers of SPX, and their duties to Echlin shareholders. Under Connecticut law, including the constituency statute, directors of Echlin owe a duty of undivided loyalty to Echlin and an obligation to consider the best interests of the corporation's other constituencies as well. From the moment of their election, however, the SPX nominees' decisions will flow from their principal and conflicting duties to SPX and its shareholders. Those duties to SPX will require the SPX nominees to seek a transaction under which SPX will acquire Echlin at the lowest possible price for SPX -- in direct conflict with their duties to Echlin's shareholders and its other constituency interests.

C. SPX's Demand for a Special Meeting

               23. On February 17, 1998, the same day as its public announcement of its intentions, Cede & Co., the record holder of Echlin shares, acting at the direction of Merrill Lynch, Pierce, Fenner & Smith, Inc. for the benefit of SPX, signed and delivered to Echlin a letter demanding a special meeting of the shareholders of Echlin. See Exhibit A attached hereto. Pursuant to Connecticut law, holders of 35% of the outstanding Echlin shares can demand a special meeting and "the Record Date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand". Conn. Gen. Stat. Ann.
Section 33-696(a) and (b). Thus, Cede & Co.'s demand letter established February 17, 1998 as the Record Date for the solicitation of demands.

               24. In SPX's Definitive Proxy Statement, SPX confirmed that "SPX believes that the Demand Record Date is February 17, 1998". See Exhibit B attached hereto at 13. In that proxy statement, SPX also acknowledged receiving from Echlin a list of shareholders of record as of February 17, 1998, and SPX calculated the number of shares as of February 17, 1998 that would have to sign demands for a special meeting in order to achieve the 35% required before such a special meeting of shareholders would be called. Id. at 12.

               25. Additionally, on February 17, 1998, SPX delivered a letter to Echlin's General Counsel requesting that, pursuant to Rule 14a-7 under the Exchange Act, Echlin either provide SPX with a list of all Echlin shareholders of record or mail SPX's proxy materials to all such Echlin shareholders. By letter dated February 23, 1998, Echlin responded that it would agree to mail SPX's proxy materials to all of Echlin's shareholders on SPX's behalf. SPX did not accept this offer by Echlin, choosing instead to mail its own proxy materials.

D. The Solicitation Process

               26. SPX retained the professional proxy solicitation firm D.F. King & Co., Inc. ("D.F. King") to conduct solicitations of demands on its behalf. As is the case with many Fortune 500 companies, a large percentage of Echlin stock is held in "street name" at various banks and financial institutions. In order to reach shareholders whose shares were held in street name, D.F. King contacted a service organization called ADP Proxy Services ("ADP") to obtain the client records of street name organizations and to mail proxy materials to the owners of shares as of that date. On March 11, 1998, D.F. King, through ADP, mailed SPX's proxy materials to all owners of Echlin stock held in street name. A follow-up solicitation was made by D.F. King through ADP to all street name holders on March 13, 1998.

               27. SPX and its agent, D.F. King, should have sent the proxy materials to the Echlin shareholders who held shares on the Record Date of February 17, 1998. Instead, SPX caused the proxy materials to be delivered to shareholders who held shares as of February 18, 1998 -- the wrong date. Thus, instead of soliciting demands from shareholders on the Record Date, SPX and D.F. King solicited demands from a different population of shareholders, namely shareholders on February 18, 1998. SPX knew or should have known that the March 11, 1998 and March 13, 1998 mailings were sent to the wrong Echlin shareholders.

               28. Echlin retained the proxy solicitation firm Morrow & Co., Inc. ("Morrow") to conduct a solicitation that would encourage shareholders to revoke any demand for a special meeting that any shareholder had already submitted. In order to reach the beneficial holders of shares held in street name that were being solicited for SPX by D.F. King, Morrow contacted ADP and asked ADP to mail Echlin's proxy materials. An initial mailing of Echlin's proxy materials to street name holders was made by ADP on March 16, 1998 and a follow-up mailing was made by ADP on March 20, 1998.

               29. As a direct result of the instructions provided to ADP by SPX, the March 16, 1998 and March 20, 1998 Echlin mailings were also sent to the holders of Echlin shares as of February 18, 1998 -- the wrong date.

               30. In contrast, some of the mailings made on behalf of both SPX and Echlin -- those made to the registered owners of Echlin shares that were not held in street name -- were made to the record holders as of the correct date, February 17, 1998. Thus, street name solicitations were sent to holders as of one date (the wrong date) and other registered owner solicitations were sent to holders as of another date (the correct date).

               31. SPX furthered its scheme and further tainted the process by making a false and misleading public announcement on March 24, 1998, an announcement which SPX subsequently incorporated into a proxy filing. In that announcement, SPX falsely announced that it had received valid demands from holders of more than 35% of the outstanding Echlin shares:

               SPX Corporation (NYSE: SPW) today announced that shareholders of Echlin Inc. (NYSE: ECH) have demanded that Echlin hold a special shareholder meeting to vote on replacing the Echlin Board of Directors with SPX's nominees. SPX has received demands from holders of more than 27 million Echlin shares, representing over 43% of Echlin's outstanding shares, and will deliver these demands tomorrow to Echlin.

See Exhibit C attached hereto.

               32. In fact, contrary to SPX's false and misleading announcement, only 1,142,878 valid and unrevoked demands, or 1.81% of Echlin's outstanding shares, had been received by Echlin as of March 25, 1998. Through April 1, 1998, only 1,189,040 valid and unrevoked demands, or 1.88% of Echlin's outstanding shares, had been received. These figures were tabulated by Coopers & Lybrand L.L.P., which was retained by the Secretary of Echlin to perform certain agreed upon procedures relating to tabulation of demands.

               33. According to Coopers & Lybrand's report, a large number of purported demands delivered by SPX were invalid. Many of those purported demands were invalid because they were apparently solicited by SPX from shareholders as of February 18, 1998, which was not the Record Date. In addition to those invalid demands, a large number of purported demands were invalid because they were delivered by SPX without an accompanying "omnibus proxy" from Cede & Co., the record holder of such shares, establishing the purported beneficial shareholders' entitlement to issue a demand as of the Record Date.

               34. SPX knew the significance of such Cede & Co. proxies. Indeed, in making its demand on February 17, 1998, SPX arranged for Cede & Co. to deliver a demand letter to Echlin relating to the Echlin shares that SPX beneficially owned. See Exhibit A. However, similar Cede & Co. proxies were not submitted for the other demands that SPX delivered.

               35. The confusion described above, created wholly by SPX, has resulted in a solicitation process that is now in complete disarray. Many Echlin shareholders as of the Record Date have not received proxy materials mailed out by one or both of the parties. Some of these shareholders may have seen or heard announcements or advertisements generated by one or both of the parties, but they have not received the comprehensive proxy materials cleared by the SEC and published by the parties. Many of these shareholders thus have not had the opportunity to consider all of the available information concerning this crucial decision. Moreover, it is impossible for Echlin to reconstruct which Echlin shareholders who held shares as of February 17, 1998 have received or have been otherwise informed of SPX's proxy materials in order to ensure that they receive Echlin's proxy materials as well. The subsequent passage of time and additional announcements by SPX have only added to this confusion.

               36. In addition, as a consequence of SPX's false and misleading announcement, and the numerous reports in the press that followed the announcement, the price of Echlin's shares on the New York Stock Exchange rose making long-term holders of Echlin's stock more likely to have sold their shares to arbitrageurs whose only interest is short-term profit and who may be more receptive to an SPX offer. Moreover, as often happens in elections for political office when election results are announced while the polls are still open, those holders of Echlin shares as of the Record Date who have already issued demands may now believe it futile to submit a revocation to change their vote based on the mistaken belief that a special meeting is a fait accompli.

                             CLAIM FOR RELIEF
                     SECTION 14(a) OF THE EXCHANGE ACT
                     ---------------------------------

               37. Echlin repeats and realleges the allegations of paragraphs 1 through 36 as if fully restated herein.

               38. Section 14(a) of the Exchange Act, 15 U.S.C. Section 78n(a), provides that it shall be unlawful for any person to solicit proxies in contravention of the rules and regulations of the SEC. Rule 14a-9, promulgated thereunder, provides, in pertinent part:

               No solicitation . . . shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .

17 C.F.R. Section 240.14a-9.

               39. Note (d) to Rule 14a-9 further provides that a claim made prematurely regarding the results of a solicitation is an example of a statement that may be misleading under Rule 14a-9:

               Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule: . . .

               (d) Claims made prior to a meeting regarding the results of a solicitation.

17 C.F.R. Section 240.14a-9, Note (d).

               40. On March 6, 1998, SPX filed with the SEC a Schedule 14A and definitive proxy materials seeking proxies to demand a special meeting of Echlin shareholders for the purpose of implementing SPX's plan to acquire control of Echlin. The SPX Schedule 14A and definitive proxy materials misrepresented that SPX would be soliciting proxies from Echlin shareholders as of February 17, 1998, when in fact SPX knew or should have known that it was soliciting proxies from Echlin shareholders using the incorrect date of February 18, 1998.

               41. On March 24, 1998, SPX issued a press release and filed with the SEC a Schedule 14A and definitive additional materials representing that SPX had received demands from the holders of more than 35% of the outstanding shares of Echlin. In fact, most of the demands which SPX referred to were not valid demands because they had been solicited and received from holders of Echlin stock as of a date other than the Record Date, and there is no omnibus proxy.

               42. These statements were false and misleading statements pursuant to Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

               43. These false and misleading statements have been made by SPX under circumstances reasonably calculated to result in the procurement of demands from Echlin's shareholders and the transfer of Echlin shares from long-term to short-term holders, such as arbitrageurs.

               44. These false and misleading statements have been and will be material to the decisions of Echlin's shareholders as to whether or not they issue demands pursuant to the SPX solicitation or submit revocations of their prior submitted demands to Echlin, and whether or not they submit to SPX's scheme to acquire control of Echlin.

               45. As a consequence of the false and misleading statements by SPX, a substantial number of Echlin shareholders who have the right to decide whether to call for a special meeting have been disenfranchised. Moreover, it will not be possible for Echlin to unscramble the confusion that SPX has created or to determine the outcome of the demand solicitation process that would have resulted from a proper solicitation directed exclusively to the correct array of shareholders and uninfluenced by SPX's false and misleading announcements and Schedule 14A filings.

               46. Echlin's shareholders have reasonably relied, and will in the future reasonably rely upon the false and misleading statements set forth above to their detriment unless the relief requested herein is granted.

               47. The material false and misleading statements made by SPX will cause Echlin's shareholders to be misled and to issue demands pursuant to the SPX solicitation in an uninformed manner.

               48. Unless an injunction is issued to enjoin the continuation of SPX's current unlawful and contaminated demand effort, Echlin and its shareholders will suffer irreparable harm.

               49.  Echlin has no adequate remedy at law.

               50. Based upon the foregoing, Echlin respectfully requests that this Court enter judgment (i) granting a declaratory judgment that the SPX public statements and filings described above are false and misleading and the conduct of SPX in soliciting proxies in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder has corrupted the proxy contest for demands from shareholders of Echlin as of February 17, 1998, and (ii) entering a preliminary and permanent injunction pursuant to Federal Rule of Civil Procedure 65 enjoining SPX and its officers, employees, attorneys and agents from continuing SPX's illegal proxy solicitation for demands or from taking any further action based upon such illegal solicitation.

                             PRAYER FOR RELIEF
                             -----------------

               WHEREFORE, Echlin respectfully prays that this Court enter judgment providing as follows:

               (a) granting a declaratory judgment that the SPX public statements and filings described above are false and misleading in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and entering a preliminary and permanent injunction pursuant to Federal Rule of Civil Procedure 65 enjoining SPX and its officers, employees, attorneys and agents from continuing SPX's illegal proxy solicitation for demands or from taking any further action based upon such illegal solicitation;

               (b) granting a declaratory judgment that the conduct of SPX in soliciting proxies in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder has corrupted the proxy contest for demands from shareholders of Echlin as of February 17, 1998, and entering a preliminary and permanent injunction pursuant to Federal Rule of Civil Procedure 65 enjoining SPX and its officers, employees, attorneys and agents from continuing SPX's illegal proxy solicitation for demands or from taking any further action based upon such illegal solicitation;

               (c) awarding Echlin the out-of-pocket costs it has been forced to incur to respond to the illegal proxy solicitation conducted by SPX and the false and misleading statements made by SPX, as set forth herein, including Echlin's attorneys' fees and costs in bringing this action; and

               (d) granting Echlin such other and further relief as the Court may deem just and proper.

Dated:  New Haven, Connecticut
        April 6, 1998

                                       TYLER COOPER & ALCORN, LLP



                                       /s/ Ronald J. Cohen
                                       -----------------------------------
                                       Ronald J. Cohen
                                       Federal Bar No. CT 04158
                                       David W. Schneider
                                       Federal Bar No. CT 04159
                                       205 Church Street
                                       New Haven, Connecticut 06510
                                       (203) 784-8200

                                       DAVIS POLK & WARDWELL
                                       Dennis E. Glazer
                                       Federal Bar No. CT 02919
                                       Kenneth M. Bernstein
                                       John J. Clarke, Jr.
                                       450 Lexington Avenue
                                       New York, New York 10017
                                       (212) 450-4000